NBOG Bancorporation, Inc.
807 Dorsey Street
Gainesville, Georgia 30501

May 25, 2005

Via Fax (202-772-9208)

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20002

Attn:	Michael Clampitt

Re:	NBOG Bancorporation, Inc,
Registration Statement on Form SB-2
Regis. No. 333-122567

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests acceleration of the above-referenced Registration Statement to 12:00 p.m. on May 26, 2005 or as soon thereafter as is practicable.

We have agreed to make the changes requested by Rebekah Moore in our Rule 424(b) filing of the prospectus.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NBOG BANCORPORATION

By:	/s/ W. Bryan Hendrix
W. Bryan Hendrix
Chief Financial Officer